Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2023 Financial Results

SHANGHAI, August 17, 2023 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights:

•	Total net revenues were RMB5.3 billion (US$731.5 million), representing an increase of 8% from the same period of 2022.

•	Gross profit was RMB1.2 billion (US$169.3 million), representing an increase of 66% from the same period of 2022. Gross profit margin was 23.1%, compared with 15.0% in the same period of 2022.

•	Net loss was RMB1.5 billion (US$213.5 million), narrowing by 23% from the same period of 2022.

•	Adjusted net loss[1] was RMB964.1 million (US$133.0 million), narrowing by 51% from the same period of 2022.

•	Average daily active users (DAUs) were 96.5 million, representing an increase of 15% from the same period of 2022.

•	2023 full year total net revenues guidance has been updated.

“We accomplished substantial gross profit improvement and notable losses reduction in the second quarter,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “We continued enhancing our commercialization efficiency while cultivating a vibrant community. Through the dedicated execution of our strategies, our advertising revenues increased by 36% year-over-year in the second quarter of 2023. Concurrently, our DAUs grew by 15% year-over-year to 96.5 million. Our users remain deeply engaged, with an average daily time spent of 94 minutes on Bilibili in the second quarter, increasing our users’ total time spent2 by 22% year-over-year. Looking towards the second half of 2023 and beyond, our priority remains achieving quality growth in our topline and user community. We are committed to reaching our break-even target while continuing to host the welcoming and inspiring video community for young generations in China.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “In the second quarter, we achieved greater leverage through our operational efficiency enhancement. Our gross profit increased significantly by 66% year-over-year, driving our gross profit margin improved to 23% in the second quarter. Meanwhile, our total operating expenses and sales and marketing expenses declined by 14% and 22% respectively, both year-over-year. These approaches effectively led to a 51% year-over-year reduction in our adjusted net loss. Going forward, we will continue to concentrate on these approaches to grow our gross profit and advance towards profitability.”

Outlook Update

For the full year of 2023, the Company currently expects total net revenues to be between RMB22.5 billion and RMB23.5 billion. This compares with total net revenues expected between RMB24.0 billion and RMB26.0 billion as previously stated, which reflected the best information available at the time. The revised expectation is largely due to the delay of certain game launches, as well as lower than expected revenue contribution from non-core businesses such as IP derivatives and others.

The outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties.

Second Quarter 2023 Financial Results

Total net revenues. Total net revenues were RMB5.3 billion (US$731.5 million), representing an increase of 8% from the same period of 2022.

Value-added services (VAS). Revenues from VAS were RMB2.3 billion (US$317.4 million), representing an increase of 9% from the same period of 2022, led by an increase in the average revenues generated from each paying user for the Company’s value-added services, including live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB1.6 billion (US$216.9 million), representing an increase of 36% from the same period of 2022, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games. Revenues from mobile games were RMB890.9 million (US$122.9 million), representing a decrease of 15% from the same period of 2022, mainly attributable to the lack of new game launches as well as revenue declines from certain games in the second quarter of 2023.

IP derivatives and others (formerly known as E-commerce and others). Revenues from IP derivatives and others were RMB538.7 million (US$74.3 million), representing a decrease of 10% from the same period of 2022, mainly attributable to a decrease in revenue from e-sports copyright sub-licensing.

Cost of revenues. Cost of revenues was RMB4.1 billion (US$562.2 million), representing a decrease of 2% from the same period of 2022. The decrease was mainly due to lower server and bandwidth costs and others costs. Revenue-sharing costs, a key component of cost of revenues, were RMB2.2 billion (US$309.1 million), representing an increase of 8% from the same period of 2022. Server and bandwidth costs represented a decrease of 11% from the same period of 2022.

Gross profit. Gross profit was RMB1.2 billion (US$169.3 million), representing an increase of 66% from the same period in 2022, primarily contributed by the Company’s improved operating leverage, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.5 billion (US$345.5 million), representing a decrease of 14% from the same period of 2022.

Sales and marketing expenses. Sales and marketing expenses were RMB918.2 million (US$126.6 million), representing a 22% decrease year-over-year. The decrease was primarily attributable to reduced promotional spending related to user acquisition in the second quarter of 2023.

General and administrative expenses. General and administrative expenses were RMB539.7 million (US$74.4 million), representing a 14% decrease year-over-year. The decrease was primarily attributable to a decline in staff related cost in the second quarter of 2023.

Research and development expenses. Research and development expenses were RMB1.0 billion (US$144.4 million), representing a 7% decrease year-over-year.

Loss from operations. Loss from operations was RMB1.3 billion (US$176.2 million), narrowing by 42% from the same period of 2022.

Total other (expenses)/income, net. Total other expenses were RMB246.6 million (US$34.0 million), compared with total other income of RMB207.5 million in the same period of 2022. The change was primarily attributable to a loss of RMB186.7 million on fair value change in investments in publicly traded companies in the second quarter of 2023, compared to a gain of RMB305.2 million on fair value change in investments in publicly traded companies from the same period of 2022.

Income tax expense. Income tax expense was RMB23.9 million (US$3.3 million), compared with RMB26.8 million in the same period of 2022.

Net loss. Net loss was RMB1.5 billion (US$213.5 million), narrowing by 23% from the same period of 2022.

Adjusted net loss1. Adjusted net loss was RMB964.1 million (US$133.0 million), narrowing by 51% from the same period of 2022. Adjusted net loss is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB3.74 (US$0.52) each, compared with RMB5.08 each in the same period of 2022. Adjusted basic and diluted net loss per share were RMB2.33 (US$0.32) each, compared with RMB4.98 each in the same period of 2022.

Repurchase of Convertible Senior Notes

In January 2023, the Company repurchased an aggregate principal amount of US$384.8 million (RMB2.6 billion) December 2026 Notes with an aggregate consideration of US$331.2 million (RMB2.2 billion) that was funded by the Company’s ADS issuance. In June 2023, the Company completed the repurchase right offer for its 2027 Notes. An aggregate principal amount of US$745.9 million (RMB5.3 billion) 2027 Notes was validly surrendered and repurchased with an aggregate cash consideration of US$745.9 million (RMB5.3 billion). The total gain on repurchase of December 2026 Notes and 2027 Notes was RMB282.4 million for the six months ended June 30, 2023.

As of June 30, 2023, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was RMB6.3 billion (US$876.3 million).

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2023, the Company had cash and cash equivalents, time deposits and short-term investments of RMB14.3 billion (US$2.0 billion).

1

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non- GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

2

Total time spent represents the total time users spent on our mobile apps during a given period, which is the result of average daily time spent per active user on our mobile apps multiplied by DAUs and further multiplied by the number of days in such period.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 17, 2023 (8:00 PM Beijing/Hong Kong Time on August 17, 2023). Details for the conference call are as follows:

Event Title:	Bilibili Inc. Second Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI904c3b39cdc44890bf1380f649470000

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain/loss on repurchase of convertible senior notes, expenses related to organizational optimization, and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,046,236	1,131,619	890,884	2,404,054	2,022,503
Value-added services (VAS)	2,103,458	2,156,224	2,301,741	4,155,650	4,457,965
Advertising	1,158,252	1,271,804	1,572,840	2,199,022	2,844,644
IP derivatives and others (formerly known as E-commerce and others)	600,985	509,964	538,734	1,204,304	1,048,698

Total net revenues	4,908,931	5,069,611	5,304,199	9,963,030	10,373,810
Cost of revenues	(4,170,646)	(3,965,679)	(4,076,665)	(8,417,504)	(8,042,344)
Gross profit	738,285	1,103,932	1,227,534	1,545,526	2,331,466
Operating expenses:
Sales and marketing expenses	(1,171,974)	(880,186)	(918,197)	(2,425,888)	(1,798,383)
General and administrative expenses	(625,665)	(571,695)	(539,699)	(1,160,961)	(1,111,394)
Research and development expenses	(1,131,708)	(1,026,712)	(1,047,321)	(2,140,551)	(2,074,033)

Total operating expenses	(2,929,347)	(2,478,593)	(2,505,217)	(5,727,400)	(4,983,810)

Loss from operations	(2,191,062)	(1,374,661)	(1,277,683)	(4,181,874)	(2,652,344)
Other income/(expenses):
Investment income/(loss), net (including impairments)	82,043	286,402	(278,081)	(544,273)	8,321
Interest income	55,968	146,274	152,026	90,268	298,300
Interest expense	(61,177)	(57,706)	(47,976)	(123,612)	(105,682)
Exchange losses	(15,262)	(7,712)	(8,840)	(21,526)	(16,552)
Debt extinguishment gain/(loss)	137,011	336,485	(54,043)	475,790	282,442
Others, net	8,876	73,005	(9,677)	67,251	63,328

Total other income/(expenses), net	207,459	776,748	(246,591)	(56,102)	530,157

Loss before income tax	(1,983,603)	(597,913)	(1,524,274)	(4,237,976)	(2,122,187)
Income tax	(26,842)	(31,732)	(23,858)	(56,601)	(55,590)

Net loss	(2,010,445)	(629,645)	(1,548,132)	(4,294,577)	(2,177,777)
Net loss attributable to noncontrolling interests	3,518	1,959	1,425	5,668	3,384

Net loss attributable to the Bilibili Inc.’s shareholders	(2,006,927)	(627,686)	(1,546,707)	(4,288,909)	(2,174,393)
Net loss per share, basic	(5.08)	(1.53)	(3.74)	(10.88)	(5.28)
Net loss per ADS, basic	(5.08)	(1.53)	(3.74)	(10.88)	(5.28)
Net loss per share, diluted	(5.08)	(1.53)	(3.74)	(10.88)	(5.28)
Net loss per ADS, diluted	(5.08)	(1.53)	(3.74)	(10.88)	(5.28)
Weighted average number of ordinary shares, basic	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ADS, basic	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ordinary shares, diluted	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ADS, diluted	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	15,079	12,462	17,440	38,112	29,902
Sales and marketing expenses	13,339	14,504	14,662	25,931	29,166
General and administrative expenses	136,880	137,616	153,597	282,875	291,213
Research and development expenses	91,400	96,152	115,115	187,642	211,267

Total	256,698	260,734	300,814	534,560	561,548

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2022	June 30, 2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,172,584	5,686,852
Time deposits	4,767,972	5,712,014
Restricted cash	14,803	167,810
Accounts receivable, net	1,328,584	1,367,815
Prepayments and other current assets	3,545,493	2,876,381
Short-term investments	4,623,452	2,899,822

Total current assets	24,452,888	18,710,694

Non-current assets:
Property and equipment, net	1,227,163	929,803
Production cost, net	1,929,622	2,014,100
Intangible assets, net	4,326,790	3,952,713
Goodwill	2,725,130	2,725,130
Long-term investments, net	5,651,018	5,223,492
Other long-term assets	1,517,959	1,339,425

Total non-current assets	17,377,682	16,184,663

Total assets	41,830,570	34,895,357

Liabilities
Current liabilities:
Accounts payable	4,291,656	4,171,625
Salary and welfare payables	1,401,526	994,074
Taxes payable	316,244	300,330
Short-term loan and current portion of long-term debt	6,621,386	4,611,656
Deferred revenue	2,819,323	2,690,964
Accrued liabilities and other payables	1,643,269	1,710,808

Total current liabilities	17,093,404	14,479,457

Non-current liabilities:
Long-term debt	8,683,150	3,197,625
Other long-term liabilities	814,429	685,593

Total non-current liabilities	9,497,579	3,883,218

Total liabilities	26,590,983	18,362,675

Total Bilibili Inc.’s shareholders’ equity	15,237,828	16,534,307
Noncontrolling interests	1,759	(1,625)

Total shareholders’ equity	15,239,587	16,532,682

Total liabilities and shareholders’ equity	41,830,570	34,895,357

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	RMB	RMB	RMB	RMB	RMB
Net loss	(2,010,445)	(629,645)	(1,548,132)	(4,294,577)	(2,177,777)
Add:
Share-based compensation expenses	256,698	260,734	300,814	534,560	561,548
Amortization expense related to intangible assets acquired through business acquisitions	39,338	48,151	48,151	96,335	96,302
Income tax related to intangible assets acquired through business acquisitions	(10,028)	(5,625)	(5,625)	(18,009)	(11,250)
(Gain)/Loss on fair value change in investments in publicly traded companies	(305,185)	(367,920)	186,687	335,929	(181,233)
(Gain)/Loss on repurchase of convertible senior notes	(137,011)	(336,485)	54,043	(475,790)	(282,442)
Expenses related to organizational optimization	89,650	—	—	89,650	—
Termination expenses of certain game projects	109,054	—	—	109,054	—

Adjusted net loss	(1,967,929)	(1,030,790)	(964,062)	(3,622,848)	(1,994,852)

Net loss attributable to the Bilibili Inc.’s shareholders	(2,006,927)	(627,686)	(1,546,707)	(4,288,909)	(2,174,393)
Add:
Share-based compensation expenses	256,698	260,734	300,814	534,560	561,548
Amortization expense related to intangible assets acquired through business acquisitions	39,338	48,151	48,151	96,335	96,302
Income tax related to intangible assets acquired through business acquisition	(10,028)	(5,625)	(5,625)	(18,009)	(11,250)
(Gain)/Loss on fair value change in investments in publicly traded companies	(305,185)	(367,920)	186,687	335,929	(181,233)
(Gain)/Loss on repurchase of convertible senior notes	(137,011)	(336,485)	54,043	(475,790)	(282,442)
Expenses related to organizational optimization	89,650	—	—	89,650	—
Termination expenses of certain game projects	109,054	—	—	109,054	—

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,964,411)	(1,028,831)	(962,637)	(3,617,180)	(1,991,468)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2022	June 30, 2023
	RMB	RMB	RMB	RMB	RMB
Adjusted net loss per share, basic	(4.98)	(2.51)	(2.33)	(9.18)	(4.83)
Adjusted net loss per ADS, basic	(4.98)	(2.51)	(2.33)	(9.18)	(4.83)
Adjusted net loss per share, diluted	(4.98)	(2.51)	(2.33)	(9.18)	(4.83)
Adjusted net loss per ADS, diluted	(4.98)	(2.51)	(2.33)	(9.18)	(4.83)
Weighted average number of ordinary shares, basic	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ADS, basic	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ordinary shares, diluted	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005
Weighted average number of ADS, diluted	394,742,634	410,564,084	413,446,005	394,142,409	412,013,005